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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

               [X] ANNUAL REPORT PURSUANT TO SECTION 15 (D) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934

For the Fiscal Year Ended
December 31, 2002                       Commission File Numbers (33-61893)
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                   ROBBINS & MYERS, INC. EMPLOYEE SAVINGS PLAN
                                 (Name of Plan)
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                              ROBBINS & MYERS, INC.
                              1400 Kettering Tower
                               Dayton, Ohio 45423
                                 (937) 222-2610
     (Name of Issuer of Security, held pursuant to Plan and address of its principal executive office)

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                              REQUIRED INFORMATION

         The Robbins & Myers, Inc. Employee Savings Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974.

         Item 4. In lieu of the requirements of Items 1, 2 and 3 of this Form 11-K, the following financial statements of the Plan, notes thereto, and Report of Independent Auditors thereon are being filed as Exhibit 99.1 to this Report:

         (a) Statements of Net Assets Available for Benefits - December 31, 2002 and 2001;

         (b) Statement of Changes in Net Assets Available for Benefits - for the year ended December 31, 2002;

         (c)      Notes to Financial Statements;

         (d)      Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                  - December 31, 2002;

         (e) Schedule H, Line 4j - Schedule of Reportable Transactions - for the year ended December 31, 2002; and

         (f)      Report of Independent Auditors.

         The consent of Independent Auditors to the incorporation by reference of the foregoing financial statements in Registration statement on Form S-8 (No. 33-61893) pertaining to the Plan is being filed as Exhibit 23.1 to this Report.

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Robbins & Myers, Inc. Employee Savings Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   ROBBINS & MYERS, INC. EMPLOYEE
                                   SAVINGS PLAN

                                   By /s/ Kevin J. Brown
                                          -------------------------------------
                                            Name:  Kevin J. Brown
                                            Title: Member, Corporate Benefits
                                                   Committee
                                            Dated: June 30, 2003



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                                INDEX TO EXHIBITS

         The following Exhibits are being filed with this Annual Report on Form 11-K:

Exhibit

(23)     CONSENT OF EXPERTS AND COUNSEL

         23.1 Consent of Ernst & Young LLP.

(99)     ADDITIONAL EXHIBITS

         99.1 Audited Financial Statement of Robbins & Myers, Inc. Employee Savings Plan as of December 31, 2002 and 2001 and for the year ended December 31, 2002.

         99.2 Certification of Chief Executive Officer of Robbins & Myers, Inc. in accordance with Section 906 of the Sarbanes-Oxley Act of 2002

         99.3 Certification of Chief Financial Officer of Robbins & Myers, Inc. in accordance with Section 906 of the Sarbanes-Oxley Act of 2002